

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 26, 2023

Howard Doss
Chief Financial Officer
PowerUp Acquisition Corp.
188 Grand Street, Unit #195
New York, NY 10013

> **Re: PowerUp Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed March 21, 2023**
> **File No. 001-41293**

Dear Howard Doss:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 1A. Risk Factors, page 22

1. We note your disclosure that were you considered to be a foreign person, any proposed business combination between the Company and a U.S. business engaged in a regulated industry or which may affect national security could be subject to foreign ownership restrictions and/or CFIUS review which could impact your ability to complete your initial business combination. Please further expand your disclosures, to clearly state whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person so that investors have the necessary context to assess the risk you disclose.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction